Exhibit 3.6

FIRST AMENDMENT TO AMENDED AND RESTATED BY-LAWS

OF INTERSTATE DATA USA, INC.

BE IT RESOLVED, that the Amended and Restated By-Laws (“By-Laws”) of Interstate Data USA, Inc., a Delaware corporation (the “Corporation”) are hereby amended such that ARTICLE II, Section 2.1(a), is deleted in its entirety and replaced with the following:

“The number of directors comprising the Board of Directors shall be not less than one nor more than 12 as may be determined from time to time by resolution adopted by the Board of Directors of the Corporation.”

This First Amendment to the By-Laws was adopted in accordance with Section 7.6 of the By-Laws by unanimous written consent of the board of directors of the Corporation on May 26, 2008.

/s/ Randall R. Carpenter
_________________________
Randall R. Carpenter, President